DIASYS CORPORATION

21 West Main Street

Waterbury, Connecticut 06702

October 15, 2007

Mr. Thomas Jones

Senior Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F.  Street, Northwest

Washington, D.C.  20549

RE:  DiaSys Corporation – SEC File No. 1-16285

Dear Mr. Jones:

This letter is in response to your letter of June 29, 2007 addressed to Mr. Jeffrey B. Aaronson of DiaSys Corporation (the “Company”).

The Company has elected to address all of your comments in the context of its Annual Report on Form 10-KSB for its fiscal year ended June 30, 2007, filed on October   15, 2007 (the “2007 10-KSB”).  Comments addressed to the company’s Quarterly Reports on Form 10-QSB, to the extent not addressed in the 2007 10-KSB, will be addressed in this response, and will be included in the context of the Company’s Quarterly Report on Form 10-QSB for its fiscal quarter ended September 30, 2007. This response letter is being submitted to you simultaneously with the filing of the 2007 10-KSB.

Please note that the individual responses are numbered to correspond with the comments raised in your letter.

Form 10-KSB for the fiscal year ended June 30, 2006

Item 1.  Description of Business, page 2

1.

We note your response to prior comment 1.  Please tell us whether Gregory Witchel or Marshall Witzel or their affiliates helped arrange the change of control in January 2003, whether there are any relationships between them and whether they or their affiliates received any fees in the period leading to or in connection with the change in control.  If so, identify with specificity where these matters have been clearly disclosed in your prior form 10-KSB.

Please note that neither Gregory Witchel nor Marshall Witzel are currently affiliated with the Company.  Current management believes that Mr. Witzel played at least some role in the change of control.  At the time of the change of control, Mr.Marshall Witzel was a shareholder, and Mr Gregory Witchel was not affiliated with the Company. Management is not aware of any compensation paid to either of such persons specifically identified to the change of control.  Management believes that Messrs. Witchel and Witzel are distantly related, but not closer than the fifth degree of consanguinity.  Accordingly, no disclosure of such relationship is required. All prior disclosure related to the change of control is as stated in our prior response to this matter.  The Company believes that disclosures in its Annual Reports for its fiscal years ended June 30, 2006 and June 30, 2007 are adequate in the context in which such disclosures are made.

South and Central America, page 4

2.

We reissue prior comment 3.  Material developments during the applicable period should be disclosed in your form 10-KSB.  For example, we note your May 24, 2004 and May 26, 2004 press releases.  If later events affect the significance of previous material announcements, then you should explain those subsequent events and how they affected previous developments.

The Company acknowledges that it has not achieved previously announce sales potential.  Additional disclosure has been added on page 4 of the June 30, 2007 Form 10-KSB under the heading “Market for the Company’s Products” as follows:

The Company believes that there is a substantial market for its current product lines and related applications and for the underlying proprietary technology; however, because it has lacked adequate capital and management resources, the Company has not been able to take full advantage of opportunities to develop, market and sell its products and technology.

3.

Please refer to prior comment 15 and 16.  Please discuss the material terms of your agreements with Repreclin, DICPA, Rochem Biocare and Galenica.  In addition, please disclose the reasons for delays in revenues from these agreements.

Responsive disclosure has been added at pages 5 and 6 of the June 30, 2007 form 10-KSB. Such disclosures identify the status of each agreement and the resulting sales as follows:

In November 2004 the Company entered into an agreement with Repreclin Lab providing for exclusive distribution rights to the Company’s products in Venezuela for a period of one year. Although such  agreement has expired in accordance with its terms, the Company continues to do business with Repreclin under the terms of the original agreement.

In December 2005, the Company entered into an agreement with DICIPA, a Mexican distributor providing for exclusive distribution rights to the Company’s parasitology system in Mexico for a period of three years. The agreement calls for minimum purchases by DICIPA of approximately $1,870,000 in the first year, $3,360,000 in the second year, and $7,420,000 in the third and final year.   The Company’s products were issued registration in August of 2006, and systems have subsequently been delivered by DICIPA to both the private and public sector labs in Mexico. System testing has been ongoing, and full-scale distribution of systems and consumables is occurring on a daily basis; however, the minimum purchase obligations were not met and in November of 2006 DICIPA revised their estimates for scheduled deliveries of private and public sector labs.   The total forecast remains similar to that previously reported, however the timing of delivery and testing of systems has been delayed due to the registration process, budget delays, and the like. Through June 30, 2007, total sales under this contract have been approximately $161,250. Because the registrations have been delayed, the Company is not in a position to enforce the original minimum purchase  requirements in accordance with their terms.

In January 2006, the Company entered into agreements with Rochem Biocare Colombia S.A., Rochem Biocare del Peru S.A.,  Sistemas de Salud Rocarsystem  S.A.,  and Rochem de Panama S.A. providing for exclusive distribution rights to the Company’s parasitology and urine sediment systems in Colombia, Peru, Ecuador and Panama. The agreements call for aggregate minimum purchases by Rochem Biocare Colombia of approximately $408,800 in the first year, $542,000 in the second year, and $697,200 in the third and final year.   Product shipments to these countries have been nominal to date pending product registration with their respective governments.  Product registrations were completed in Columbia, Peru, Ecuador and Panama in August 2006.    Aggregate sales under these contracts for the fiscal year ended June 30, 2007 were approximately $30,421. The delay in product sales is attributable to the distributors waiting for product registration before commencing any marketing activities.  Because the registrations have been delayed, the Company is not in a position to enforce the original minimum purchase  requirements in accordance with their terms.

In March 2006 the Company entered into an agreement with Galenica providing for exclusive distribution rights to the Company’s parasitology and urine sediment systems in Chili. The agreement calls for aggregate minimum purchases by Galencia of approximately $149,000 in the first year, $314,000 in the second year, and $547,000 in the third and final year. Product shipments to Chile have been nominal to date under the contract, pending product registration with the government of Chile. The Company’s products were issued registration in August of 2006.

4.

Please file as exhibits your agreements with Repreclin, Rochem Biocare and Galenica.  If you believe that the agreements should not be filed, then please provide analysis that we requested in prior comment 15.

The Company continues to be of the view that these agreements were made in the ordinary course of business and that the Company’s business is not substantially dependent on any of them. Accordingly, the Company believes Item 601 (b)(10) of Regulation SB does not require that they be filed.  Revenues from these customers for the year ended June 30, 2007 were as follows:

Repreclin	$9,622
DICIPA	$161,250
Rochem Biocare	$30,421
Galencia	$0

Hua Sin Science Co., LTD, page 5

5.

Please refer to prior comments 2 and 4.  Please file as exhibits your agreements with Hua Sin.

The Company’s agreement with Hua Sin has been terminated.  The Company does not believe that the filing of such agreement would serve any purpose.  Moreover, the Company is of the view that this agreement was made in the ordinary course of business and that the Company’s business is not substantially dependent on it.  Accordingly, the Company believes Item 601(b)(10) of Regulation SB does not require that it be filed.   Revenues from Hua Sin for the fiscal years ended June 30, 2006 and June 30, 2007 were $ 2,989.41 and $ 22,935.00, respectively.

Government Regulations, page 7

6.

We note your response to prior comment 17.  Please describe the process of product registration with foreign governments so investors can evaluate your disclosure about such registrations like the disclosure on page 4.

Additional  disclosure has been added on Page 10 as follows:

Product registration in Central and South America is a process that is used by various governmental agencies to control the importation of products into their country. The registration processes in each of the various countries in which our products are sold are unique to that country. The Company has relied on its local sales representatives and distributors to shepherd the applications through each process. Management has been advised by its sales representatives that such registrations in South American countries are typically ministerial and do not involve substantive review of the underlying merits, effectiveness or safety of the products themselves.  The Company has now obtained registration for all products discussed. Management has determined that any future registration applications will be monitored closely for both compliance and planning purposes.

Item 5.  Market for Common Equity, Related Stockholder Matters…page 14

7.

Please reconcile the disclosure on page 14 about 1,500 holders of record compared to 150 holders of record in your Form 10-KSB for the fiscal years ended June 30, 2005 and June 30, 2004.

The 1,500 shareholder of record disclosure was a typographical error. The actual number was approximately 150. The 10-KSB for June 30, 2007 contains the correct number.

Item 6.  Management’s Discussion and Analysis or Plan of Operations, page 17

Critical Accounting Policies and Estimates, page 18

8.

Your financial statements show significant continuing losses, a working capital deficit, declining sales and other negative factors.  We also see that the patent asset is more than 70% of your total assets as of June 30, 2006.  You disclose that you perform a quarterly valuation of the patents using a discounted cash flow analysis.  Such analyses are normally inherently uncertain because they require management to make subjective judgments about discount rates, future revenues, costs, technology and other factors.  Accordingly, valuation of the patents appears to be a highly significant estimate.

Please expand the critical accounting estimates disclosure to describe, in detail, how you test the patents for impairment.  The expanded disclosure should describe how you perform the discounted cash flow analysis, how you arrive at estimated future cash flows for both revenues and expenses and how you determine discount rates.  The disclosure should also fully describe all significant assumptions applied accompanied by management’s basis for concluding that those assumptions are reasonable.

Additional disclosure has been added at page 19 of the June 30, 2007 Form 10-KSB. This additional disclosure identifies all of the critical assumptions used, and also discloses that the discounted cash flow is based upon historical sales projected forward, to wit:

Patent Costs - The Company’s patents are valued at cost and amortized over the remaining useful life of the patent.   In 2000, the Company purchased Intercep Limited. A valuation was done at that time of the fair value of the patents acquired.  The patents included the paracep product line technology and a method for the monitoring, screening and adjunctive testing of Multiple Myeloma and other cancers.  Factors the Company generally considers important which could trigger an impairment review on the carrying value of patents include the following: (1) significant underperformance relative to expected historical or projected future operating results including expected undiscounted future cash flows; (2) significant changes in the manner of its use of acquired assets or the strategy for its overall business; and (3) discontinuance of product lines by  the Company or its customers; Although the Company believes that the carrying value of its patents was recoverable as of June 30, 2007, future events could cause it to conclude otherwise.  The paracep product line and the Multiple Myeloma testing product continue to sell at or above historical levels.  The Company also performs quarterly impairment valuations of the patent valuations using a discounted cash flow analysis. Future revenues are projected for the remaining lives of the patents based on current sales of the patented technology. The projected revenues are discounted to present value at 6%, which is based upon a premium over the ten year Treasury rate per annum, and a 45% profit margin is applied, which is based on prior actual results.  Management believes that its revenue projections are a reasonable expectation for future operations, that a 6% discount rate fairly reflects the current interest climate, and that a 45% operating margin is consistent with current operations.  Since the patented products are manufactured and sold in the United Kingdom, no amounts are included with this analysis with respect to corporate overhead in the United States.  Selling costs, which were immaterial, were not factored into the impairment testing calculations.  Based on the most recent impairment valuation, the Company believes that it is appropriate to continue to carry its patents at cost less amortization.

9.

As a related matter, if you refer to a third party valuation expert in the revised disclosure you will be required to identify that expert and to include their consent in any registration statement incorporating the Form 10-KSB.

The Company has not included any reference to third party valuation experts in the valuation of its patents. Management used its judgment in valuation of all patents.

10.

Please provide us copies of the discounted cash flow analyses prepared for SFAS 144 impairment testing purposes as of June 30, 2006 and as of the most recent quarter end.  Your response should fully describe the model and all significant assumptions, including management’s basis for those assumptions.  The response should also describe management’s basis for any significant differences between the actual cash flows currently being generated by the patent asset and those projected in the discounted cash flow analysis.

Patent Impairment Test
As of June 30, 2006 and 2007
	2006	2007

Estimated annual sales of patented products	$784,435	$884,721

Estimated gross margin percentage for patented product sales	50%	45%

Years of revenue remaining for patented products	10	10

Discount rate used to compute estimated future cash flows over 10 year patent life	6.00%	6.00%

Present value of estimated future cash flows using assumptions above	2,886,753	2,930,231

Carrying value of patents as of June 30,	1,940,359	1,784,644

Excess of fair value over carrying value of patents.	946,395	1,145,587

A patent impairment test is done quarterly using the methodology above.   The amount of revenue used for impairment testing is the actual revenues for the patented products for the preceding year. Actual revenues for the patented products for fiscal 2005, 2006 and 2007 were $811,102, $784,435 and $884,721, respectively. Estimated future cash flows were discounted using a 6% rate based upon a premium over the ten year Treasury rate. As of June 30, 2006 and 2007, if the discount rate were increased to 15%  and 15%, respectively, the impairment test would still yield no impairment.  A term of ten years was used to estimate future cash flows although the remaining useful life of these patents was 11 and 13 years as of June 30, 2007. The gross margin used in the analysis is based on prior actual results. The actual gross margin for sales of the patented products in fiscal 2005, 2006, and 2007 was 49.6%, 50.0%, and 45.1%, respectively. Since the patented products are manufactured and sold in the United Kingdom, no amounts are included with this analysis with respect to corporate overhead in the United States. Selling costs not included in the margin calculations were immaterial and were not factored into the impairment testing calculations.

11.

Tell us why patent amortization expense decreased by approximately $60,000 in fiscal 2006.

During fiscal 2005, a group of patents became fully amortized, and therefore fiscal 2006 amortization expense was lower.

Section 16(a) Beneficial Ownership Reporting Compliance, page 21

12.

Please provide us with the table that we requested in prior comment 11.

Responsive information was included in our letter of August 7, 2006.   We have restated such information in tabular form as requested; the table is attached as Exhibit A.

Item 12.  Certain Relationships and Related Transactions, page 25

13.

Please refer to prior comment 9.  If prior filings did not discuss the transactions filed as exhibits 10.24 through 10.30 of your amendment to your Form 10-KSB for the fiscal year ended June 30, 2005, then please expand the disclosure to discuss such transactions.

The transactions in question were disclosed under Item 12, “Certain Relationships and Related Transactions” in the Company’s Annual Reports for its fiscal years ended June 30, 2004, 2005 and 2006.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page 32

14.

Please amend the second paragraph of the audit report to refer to the standards of the PCAOB.  Refer to PCAOB Auditing Standard No. 1.

The audit reports included in the Form 10-KSB for the year ended June 30, 2007 refer to the standards of the PCAOB.

Exhibits

15.

It does not appear from our records that you have submitted a confidential treatment application for exhibit 10.38.  Please advise.

The application will be filed by October 22.

16.

Please be advised that if the period for which you requested confidential treatment has expired then you should file the complete agreements or request an extension for confidential treatment.  See section III of Staff Legal Bulletin No. 1A.  The bulletin is available on the SEC website at

http://www.sec.gov/interprs/legal/slbcfl.txt.

Extensions will be filed as appropriate by October 22.

Form 10-QSB for the fiscal quarter ended December 31, 2005

17.

Please refer to prior 15.  Please file as exhibits the agreements discussed in the first paragraph of Note 4 on page 8.

The Company has filed the requested documents as Exhibits 10.43 through 10.45.  We note that certain loans referred to, aggregating $25,000, were verbal agreements, and no written agreements exist.

Form 10-QSB for the fiscal quarter ended December 31, 2006

Results of Operations, page 9

18.

Please file as an exhibit your renewal distribution agreement with Laboratory Diagnostics.  Also, describe how this agreement will affect the trends shown in your historic results, whether by amount of revenue, margins or otherwise.

The Company believes that this agreement was made in the ordinary course of business and that the Company’s business is not substantially dependent on it. Accordingly, Item 601(b)(10) of Regulation SB does not require that it be filed. As far as trends are concerned, Laboratory Diagnostics is our Australian distributor. Australia is the primary target market for our veterinary Parasep products, with a testing pool of approximately 15 million sheep. To date Laboratory Diagnostics has purchased approximately $140,000 since January 1, 2007, compared to approximately $70,000 in calendar year 2006.  Once the veterinary Parasep product line is in full distribution, Management believes this relationship will yield margins in the 55%-60% range.

Form 10-QSB for the fiscal quarter ended March 31, 2007

Condensed Consolidated Financial Statements

Note 6.  Subsequent Event, page 8

19.

We see that the Chairman of your Board of Directors agreed to invest $600,000 in the Company in exchange for common stock and warrants, with a partial repayment amounting to $4,000 per month for one year.  Please tell us how you are accounting for this financing transaction.  Specifically address the basis in GAAP for the accounting for the $4,000 per month expected to be repaid.

Please note that the $4,000 per month was designated as a fee payment in consideration of the making of the investment in question.  It does not represent partial repayment. This fee is being paid monthly for twelve months, and is being expensed by the Company during that same twelve month period. All of the terms of this agreement, including the payment of the fee, were based upon arms-length offers received by the Company for similar investments. The Company is recording the fee, totaling approximately $16,000 in FY 2007, as interest expense rather than reporting it as a reduction of equity as required under GAAP.  The Company believes the financial statements are materially accurate under GAAP, and notes that the fee arrangement had no resulting impact on the valuation of the associated warrants.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 9.

Net Sales, page 9

20.

We refer to your disclosure that the increase in sales for the three months ended March 31, 2007 was due to the “timing of orders received by the Company.”  We note that the same disclosure was included in your Form 10-QSBs for the three months ended September 30, 2006 and December 31, 2006 to explain a decrease in sales.  Please provide a more substantive discussion of underlying reasons for fluctuations in sales.  For instance, to the extent known, address factors leading to fluctuations in the timing of orders.

Given the relatively modest level of total consolidated revenues, any shift of sales from one quarter to another will have a material impact on quarterly revenues. This issue is compounded by the fact that a significant amount of consolidated revenues is derived from countries where product registration rules and government health spending budgets significantly increase the sales lead time as compared to the experience the Company has in European countries. Additionally, the Company’s lack of financial resources to fund marketing and support services has also had an impact on the timing that orders are shipped. Each of these factors has been addressed in the June 30, 2007 10-KSB under Management Discussion and Analysis and Risk Factors.

Gross Profit and Gross Profit Margins, page 10

21.

Please identify the gross margin percentage from product sales for each period and to describe the reasons for significant changes in that ratio from period to period.

This has been addressed in the June 30, 2007 10-KSB at page 21, as follows:

The Company’s gross profit decreased by 5.0% or $46,482 from $936,707 for fiscal year 2006 to $890,225 in fiscal year 2007.  Such decrease is attributable primarily to the cost of converting workstation slide assemblies from glass to plastic. As workstation sales increase subsequent to the product registration process, the new slide assemblies will result in a significant increase in unit margins.

On a percentage basis, gross profit dropped from 55.49% at June 30, 2006 to 53.05% at June 30, 2007.

Selling, General & Administrative, page 10

22.

Please briefly discuss the strategic alternative initiatives in 2006.

During 2004 and 2005 the Company focused substantial resources on the commercialization and development of the Multiple Myeloma testing products, and was not adequately addressing the marketing of its core products for urinary and fecal testing. During 2006, the Company began the process of reorganizing its resources to bring its core product lines forward and to maximize realization of their potential pursuant to the aforementioned distribution agreements. These initiatives are noted in many parts of the June 30, 2007 Form 10-KSB, and reproduction here would be cumbersome.

Item 3.  Procedures and Control, page 10

23.

We note your disclosure that there were no changes in could significantly affect internal controls “subsequent to the date of their evaluation.”  Please revise to disclose any change in internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or that is reasonably likely to materially affect, internal control over financial reporting, consistent with the language of amended Item 308(c) of Regulation S-B.

The disclosure has been correctly stated to include the term “material” in place of “significant” on page 23 of the June 30, 2007 form 10-KSB, as follows:

There was no other change in the Company's internal controls during the Company’s fourth fiscal quarter that has materially affected, or that is reasonably likely to materially affect, internal control over financial reporting.

Recent Sales of Unregistered Securities, page 11

24.

Please file as an exhibit the March 1, 2007 agreement with Mr. Silverman.

The agreement has been filed with the June 30, 2007 form 10-KSB.

Please advise if you have further comments or concerns.

Sincerely yours,

DIASYS CORPORATION

By: /s/ MORRIS SILVERMAN

Morris Silverman.

Chief Financial Officer

cc: Russell Mancuso

Exhibit A
Transaction Description	Named Individual	16(a) File Date

On August 12, 2004, Mr. Morris Silverman, a director of the Company, loaned $475,000 to the Company in order to provide working capital and fund the initial installment due to Todd DeMatteo under the Settlement Agreement and General Release dated as of July 16, 2004.  Such loan was evidenced by the Company’s 6% Convertible Promissory Note, which, by its terms, was convertible into shares of the Company’s Common Stock at $.43 per share, which was the closing price of the Company’s Common Stock on the American Stock Exchange on the day preceding such loan.

	Silverman	9/23/04

On September 9, 2004, Mr. Silverman loaned an additional $120,316.47 to the Company to fund the balance of amounts owed to Mr. DeMatteo. Such loan was evidenced by a second 6% Convertible Promissory Note, convertible at $.38 per share, which was the closing price of the Company’s Common Stock on the day preceding such loan.  Both such loans were governed by a Loan and Security Agreement between the Company and Mr. Silverman pursuant to which Mr. Silverman received a security interest in the Company’s assets and was issued 118,750 and 30,079 shares of the Company’s Common Stock as additional consideration for the making of the respective loans.

	Silverman	9/23/04

Also in connection with such loans, the Company, Mr. Silverman, Mr. Gregory Witchel (a Director and Chief Executive Officer), Mr. Jeffrey B. Aaronson (the Company’s President and Chief Financial Officer), Mr. Robert M. Wigoda (a Director) and Mr. Howard Bloom (a Director) entered into an Indemnification and Mutual Contribution Agreement providing for (i) the personal guaranties of portions of the Silverman Loans by Messrs. Witchel, Aaronson, Wigoda and Bloom, and (ii) the issuances by the Company of 8,333 shares to each of such persons as consideration for such guaranties.

	Witchel Aaronson Wigoda Bloom	9/23/04 9/23/04 9/24/04 9/22/04

On September 9, 2004, Mr. Silverman converted both of such loans into Common Stock in accordance with the terms of the Convertible Promissory Notes, resulting in the issuance to Mr. Silverman of 1,109,736 and 316,622 shares of Common Stock.

	Silverman	9/23/04

As of June 30, 2004 (i) Mr. Witchel was owed $37,500 in accrued but unpaid salary for the six-month period ended June 30, 2004, (ii) Mr. Witchel was owed $38,654.69 for unreimbursed travel and other expenses incurred for the benefit of the Company, and (iii) Mr. Silverman was owed $37,500 as compensation for his services to the Company during the six-month period ended June 30, 2004.  Effective August 17, 2004, Messrs. Witchel and Silverman agreed to accept, in lieu of cash payments, issuance to them of Common Stock of the Company at the closing price of the Company’s Stock on the American Stock Exchange on the preceding day, which was $.47 per share, resulting in the issuance of 162,031 shares to Mr. Witchel and 79,787 shares to Mr. Silverman.

	Silverman Witchel	8/19/04 9/19/04

On November 1, 2004, Messrs Silverman, a director of the Company, and Witchel, its Chief Executive Officer and a director, each loaned $100,000 to the Company. In connection with such loans, the Company, Mr. Silverman, Mr. Witchel entered into a Loan and Security Agreement providing for (i) the issuance of Company’s Convertible Promissory Notes, (ii) the granting of a first lien and security interest in the Company’s assets to secure payment of such Notes, and (iii) the issuances by the Company of 25,000 shares of Common Stock to each of such persons as additional consideration for such loans.  The Convertible Promissory Notes bore interest at the rate of 6% per annum and were convertible into shares of the Company’s Common Stock at the rate of $.37 per share, which was the closing price of the Company’s Common Stock on the American Stock Exchange on the trading day immediately preceding the loans.  The notes were payable quarterly as to interest only, with the principal due October 31, 2007.

	Silverman Witchel Silverman Witchel	12/3/04 12/21/04 1/4/05 1/4/05

On November 29, 2004 Mr. Silverman loaned an additional $50,000 to the Company. The Company issued a Convertible Promissory Note bearing 6% interest and payable on demand. On December 16, 2004, said note converted into Common Stock in accordance with the terms of the Convertible Promissory Note, resulting in the issuance to Mr. Silverman of 135,513 shares of Common Stock.

Silverman	1/4/05

On December 31, 2004, the Company sold to John Winfield, for an aggregate cash investment of $500,000, an equity package consisting of 1,250,000 shares of Common Stock and a Common Stock Purchase Warrant entitling Mr. Winfield to purchase 1,250,000 shares of Common Stock at $.50 per share at any time prior to the third anniversary of the transaction date.

Winfield	1/6/05